Exhibit 12.1

V.F. Corporation Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended		Fiscal Years
	June 28,	June 29,
	2014	2013	2013	2012	2011	2010	2009
	(dollars in millions, except ratio data)
Earnings:
Income before income taxes	$581	$517	$1,562	$1,422	$1,165	$750	$655
Add:
(Income) loss attributable to noncontrolling interests	—	—	—	—	(3)	(2)	3
Amortization of capitalized interest in current and prior periods (1)	—	—	—	—	—	—	—
Fixed charges (see calculation below)	98	94	187	193	156	138	145
Less:
Income from equity method investments	—	—	—	—	—	(1)	(1)
Capitalized interest	(1)	(2)	(4)	(1)	—	—	—

Total Earnings	$678	$609	$1,745	$1,614	$1,318	$885	$802

Fixed Charges:
Interest and debt expense (2)	$42	$43	$85	$94	$78	$78	$86
Capitalized interest	1	2	4	1	—	—	—
Representative interest portion of rent expense (3)	55	49	98	98	78	60	59

Total Fixed Charges	$98	$94	$187	$193	$156	$138	$145

Ratio of Earnings to Fixed Charges:
Earnings	$678	$609	$1,745	$1,614	$1,318	$885	$802
Fixed Charges (4)	98	94	187	193	156	138	145
Ratio of Earnings to Fixed Charges	6.9 x	6.5 x	9.3 x	8.4 x	8.4 x	6.4 x	5.5 x

(1)	Rounds to immaterial amounts
(2)	Interest and debt expense includes interest on indebtedness, amortization of debt discount and expenses, and excludes interest related to reserves for income taxes, as such interest is included in the provision for income taxes
(3)	One-third of rent expense (excluding contingent rent expense) represents a reasonable approximation of the interest factor
(4)	There were no preferred stock dividends in any periods presented